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                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number: 3235-0287        /
                                                / Expires: December 31, 2001   /
                                                / Estimated average burden     /
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Liccardo                        Michael                           A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    13253 Simon Lane
--------------------------------------------------------------------------------
                                   (Street)

    Los Altos Hills,                  CA                              94022
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Amnis Systems Inc. (AMNM)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year   April, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X  Director     X  Officer              X  10% Owner    ___ Other
    ---             --- (give title below)  ---                  (specify below)

                      Chairman, President and CEO
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   Security              action     action          or Disposed of (D)                Securities           ship          of In-
   (Instr. 3)            Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
                                    (Instr. 8)                                        Owned at End         Direct        Bene-
                      (Month/                                                         of Month             (D) or        ficial
                      Day/         -----------------------------------------------                         Indirect      Owner-
                      Year)                                                           (Instr. 3 and 4)     (I)           ship
                                    Code       V   Amount        (A) or    Price                           (Instr. 4)    (Instr. 4)
                                                                 (D)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock         04/16/01     A         V    1,345,300      A        (1)         1,345,300             D
------------------------------------------------------------------------------------------------------------------------------------

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

(1) Received in exchange for 13,453,000 shares of Optivision, Inc. common stock in connection with the merger of Optivision, Inc. with TTS Acquisition, Inc., a wholly-owned subsidiary of Amnis Systems Inc. (the "Merger").

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                    Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                         (Over)
                                                                 SEC 1474 (3-99)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Derivative
    Security (Instr. 3)               sion or             action              tion Code              Securities Acquired
                                      Exercise            Date                (Instr. 8)             (A) or Disposed of (D)
                                      Price of                                                       (Instr. 3, 4, and 5)
                                      Deriv-              (Month/
                                      ative               Day/
                                      Security            Year)
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            28,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            30,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            20,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            30,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            80,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $0.375              04/16/01            A         V            1,200,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $0.375              04/16/01            A         V            100,000
-----------------------------------------------------------------------------------------------------------------------------
Employee stock option              $2.00               04/16/01            A         V            200,000
-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form of       direct
                                 Date                                           ative       Secur-           Derivative    Bene-
                                 (Month/Day/                                    Secur-      ities            Security      ficial
                                 Year)                                          ity         Bene-            Direct (D)    Owner-
                                                                                (Instr.     ficially         or Indirect   ship
                               --------------------------------------------     5)          Owned            (I)           (Instr.
                               Date     Expira-              Amount or                      at End of        (Instr. 4)    4)
                               Exer-    tion         Title   Number of                      Month
                               cisable  Date                 Shares                         (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                               (2)      5/1/11      Common
                                                    Stock    28,000            (3)       28,000          D
------------------------------------------------------------------------------------------------------------------------------------
                               (4)      5/1/08      Common
                                                    Stock    30,000            (5)       30,000          D

------------------------------------------------------------------------------------------------------------------------------------
                               (6)      5/1/08      Common
                                                    Stock    20,000            (7)       20,000          D

------------------------------------------------------------------------------------------------------------------------------------
                               (8)      4/13/09     Common
                                                    Stock    30,000            (9)       30,000          D

------------------------------------------------------------------------------------------------------------------------------------
                               (10)     10/7/09     Common
                                                    Stock    80,000            (11)      80,000          D

------------------------------------------------------------------------------------------------------------------------------------
                               (12)     5/25/10     Common
                                                    Stock    1,200,000         (13)      1,200,000       D

------------------------------------------------------------------------------------------------------------------------------------
                               (14)     5/25/10     Common
                                                    Stock    100,000           (15)      100,000         D

------------------------------------------------------------------------------------------------------------------------------------
                               (16)     4/19/11     Common
                                                    Stock    200,000           (17)      200,000         D

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(2) The option is immediately exercisable as to 26,353 shares and vests at a rate of 2-1/2% per month thereafter.
(3) Received in the Merger in exchange for an employee stock option to acquire 280,000 shares of Optivision, Inc. common stock for $0.20 per share.
(4) The option is immediately exercisable as to 28,750 shares and vests at a rate of 2-1/2% per month thereafter.
(5) Received in the Merger in exchange for an employee stock option to acquire 300,000 shares of Optivision, Inc. common stock for $0.20 per share.
(6) The option is immediately exercisable as to 17,083 shares and vests at a rate of 2-1/2% per month thereafter.
(7) Received in the Merger in exchange for an employee stock option to acquire 200,000 shares of Optivision, Inc. common stock for $0.20 per share.
(8) The option is immediately exercisable as to 15,000 shares and vests at a rate of 2-1/2% per month thereafter.
(9) Received in the Merger in exchange for an employee stock option to acquire 300,000 shares of Optivision, Inc. common stock for $0.20 per share.
(10) The option is immediately exercisable as to 45,000 shares and vests at a rate of 2-1/2% per month thereafter.
(11) Received in the Merger in exchange for an employee stock option to acquire 800,000 shares of Optivision, Inc. common stock for $0.20 per share.
(12) The option is immediately exercisable as to 550,000 shares and vests at a rate of 2-1/2% per month thereafter.
(13) Received in the Merger in exchange for an employee stock option to acquire 12,000,000 shares of Optivision, Inc. common stock for $0.0375 per share.
(14) The option is immediately exercisable.
(15) Received in the Merger in exchange for an employee stock option to acquire 1,000,000 shares of Optivision, Inc. common stock for $0.0375 per share.
(16) The option is immediately exercisable as to nil shares and vests at a rate of 2-1/2% per month thereafter.
(17) Received in the Merger in exchange for an employee stock option to acquire 2,000,000 shares of Optivision, Inc. common stock for $0.20 per share.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Michael A. Liccardo     05/02/01
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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